FILED BY WELLCARE HEALTH PLANS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.

COMMISSION FILE NO. 001-32209

Explanatory Note: The following is a letter to all WellCare Health Plans, Inc. Provider Partners from WellCare Health Plans, Inc.

LETTER TO PROVIDERS

Dear Provider Partner:

We wanted to share some exciting news with you. WellCare has entered into an agreement to combine with Centene. We are confident that this combination is in the best interests of you – our provider partners – and the members we serve.

With this news, we wanted to assure you that nothing changes with regards to our partnership with you and it is business as usual at WellCare. At WellCare, we value everything you do to deliver quality care to our members – your patients. Through our combined efforts, we will ensure that our members continue to trust us to help them in their quest to lead longer and healthier lives. Our combination with Centene increases our ability to deliver fully integrated, high-quality, cost-effective services for our members and provider partners.

Our commitment to quality has always been paramount. Centene shares this pledge to uphold the highest standards of care and service and together we will be focused on supporting you. Centene represents more than three decades of experience operating government-sponsored programs, and remains as dedicated as ever to the health and unique needs of the partners and communities it serves.

And, like us, Centene has a locally focused approach that is an important philosophy of their company. As a combined company, we will preserve this approach, including building and maintaining deep relationships with all of our providers. You can expect the same high level of provider service.

This announcement is only the first step in what is a very exciting development for our company. The agreement is expected to close by the first half of 2020, pending regulatory approvals and meeting closing conditions. There are still details that need to be worked out over the coming months and we will keep you informed along the way.

Until the approval and close of the transaction, we will continue to operate as separate companies, and we are focused on our responsibility to serve our members and our important partnership with you. Following the close, we will work together diligently to ensure our organizations are integrated seamlessly and ensure that this transition is seamless for you and our members.

If you have any questions, please don’t hesitate to reach out to your provider representative at WellCare.

Thank you again for being a trusted WellCare provider partner!

* * *

Cautionary Statement on Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). We intend such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe-harbor provisions. In particular, these statements include, without limitation, statements about our future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene Corporation’s (“Centene”) proposed acquisition of WellCare Health Plans, Inc. (“WellCare”) (the “Centene Transaction”), investments and the adequacy of our available cash resources.

These forward-looking statements reflect our current views with respect to future events and are based on numerous assumptions and assessments made by us in light of our experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors we believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, we undertake no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the Centene Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and our resources or otherwise have an adverse effect on WellCare; (ii) the risk that Centene’s stockholders do not approve the issuance of shares of Centene common stock in the Centene Transaction; (iii) the risk that WellCare’s stockholders do not adopt the merger agreement; (iv) the possibility that certain conditions to the consummation of the Centene Transaction will not be satisfied or completed on a timely basis and accordingly the Centene Transaction may not be consummated on a timely basis or at all; (v) uncertainty as to the expected financial performance of the combined company following completion of the Centene Transaction; (vi) the possibility that the expected synergies and value creation from the Centene Transaction will not be realized, or will not be realized within the expected time period; (vii) the exertion of management’s time and our resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the Centene Transaction; (viii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the Centene Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (ix) the risk that potential litigation in connection with the Centene Transaction may affect the timing or occurrence of the Centene Transaction or result in significant costs of defense, indemnification and liability; (x) a downgrade of the credit rating of WellCare’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (xi) unexpected costs, charges or expenses resulting from the Centene Transaction; (xii) the possibility that competing offers will be made to acquire Centene; (xiii) the inability to retain key personnel; (xiv) disruption from the announcement, pendency and/or completion of the Centene Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xv) the risk that, following the Centene Transaction, the combined company may not be able to effectively manage its expanded operations.

Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) WellCare’s progress on top priorities such as integrating care management, advocating for our members, building advanced relationships with providers and government partners, ensuring a competitive cost position, and delivering prudent, profitable growth, (ii) WellCare’s ability to effectively identify, estimate and manage growth, (iii) the ability to achieve accretion to WellCare’s earnings, revenues or other benefits expected, (iv) disruption to business relationships, operating results, and business generally of WellCare, (v) potential reductions in Medicaid and Medicare revenue, (vi) WellCare’s ability to estimate and manage medical benefits expense effectively, including through its vendors, (vii) WellCare’s ability to negotiate actuarially sound rates, especially in new programs with limited experience, (viii) WellCare’s ability to improve healthcare quality and access, (ix) the appropriation and payment by state governments of Medicaid premiums receivable, (x) the outcome of any protests and litigation related to Medicaid awards, (xi) the approval of Medicaid contracts by the Centers for Medicare & Medicaid Services, (xii) any changes to the programs or contracts, (xiii) WellCare’s ability to address operational challenges related to new business and (xiv) WellCare’s ability to meet the requirements of readiness reviews.

This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect our business operations, financial condition and results of operations, in our filings with the Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, we cannot give assurances with respect to our future performance, including without limitation our ability to maintain adequate premium levels or our ability to control our future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the Centene Transaction, Centene intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Centene’s common stock to be issued in the Centene Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). Each of Centene and WellCare will send the Joint Proxy Statement to its stockholders and may file other documents regarding the Centene Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the Centene Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE CENTENE TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants In The Solicitation

Centene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the Centene Transaction.

Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com.

Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 9, 2018, and on its website at www.ir.wellcare.com.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials to be filed with the SEC in connection with the Centene Transaction when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.